Exhibit 99.2

IceCure Medical Ltd. Announces Proposed Public Offering

CAESAREA, Israel, December 20, 2022 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System that destroys tumors by freezing, today announced the commencement of a proposed public offering of its ordinary shares. All of the securities to be sold in the offering are to be offered by IceCure. The proposed public offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering.

The Company intends to use the net proceeds from the offering to fund the development of its next generation single Probe and MultiSense systems, collecting clinical data and adding regulatory approvals in new territories and indications, business development, marketing and selling activities as well as for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as lead placement agent for the offering on a best efforts basis. Brookline Capital Markets, a division of Arcadia Securities, LLC, is acting as a co-placement agent for the offering.

This offering of the ordinary shares is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-267272) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). The offering will be made only by means of a prospectus supplement and accompanying base prospectus, as may be further supplemented by any free writing prospectus and/or pricing supplement that IceCure may file with the SEC. The preliminary prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the preliminary prospectus supplement may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that IceCure has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about IceCure and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About IceCure Medical Ltd.

IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared to-date by the U.S. Food and Drug Administration and approved in Europe with the CE Mark.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, other Federal securities laws and the Israeli securities law. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the proposed public offering of its ordinary shares and intended use of proceeds from such offering. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities Exchange Commission (the “SEC”) on April 1, 2022, as amended, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:
Ronen Tsimerman
Email: ronent@icecure-medical.com

SOURCE IceCure Medical